THIRD CLIFF BAKERY, LLC

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Third Cliff Bakery, LLC
State of Organization	Massachusetts
Date Company Was Formed	The Company began operations in 2015 and was formally incorporated on February 13th, 2019.
Kind of Entity (Check One)	Limited Liability Company
Street Address	14 Beethoven St Boston MA, 02119
Website Address	www.thirdcliffbakery.com

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Margaret Crowley	
All positions with the Company and How Long for Each Position	Position Owner & Baker	How Long Since 2015
Business Experience During Last Three Years	Please see Appendix C	

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

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Name	Margaret Crowley

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

The Opportunity

- The Washington Street corridor is quickly becoming a bustling hub, but **currently lacks a bakery & breakfast spot** for residents and commuters.
- Boston's Planning & Development Agency's 2017 neighborhood study demonstrated that **residents demand small businesses who value community, sustainability, and civic engagement.**
- **More than 3,780 new residential units are currently planned or now under construction** in the Jamaica Plain/Roxbury area.
- **Five condominiums** (ranging from 10 to 90+ units) within a half mile radius of Third Cliff's location **are slated to open over the next 18 months**.
- **Third Cliff will be located in the [VITA](#)** alongside 82 residential units, medical and dental offices, a bank, and gym. A car wash and laundromat across the street, and the nearby English High School will attract additional patrons.
- Foot traffic is estimated at a **baseline of several hundred per week**.

Why Third Cliff?

- Third Cliff has already been operating for the past three years as the *Third Cliff Trike* (a 'mobile cafe on three wheels') with **steadily increasing orders**.
- The Trike's presence at the Egleston Square Farmers Market (where Third Cliff's founder co-heads the advisory committee) has built a **local following in Jamaica Plain**.
- Founder **Meg Crowley** has participated in CommonWealth Kitchen, The Boston Foundation's MassChallenge Bootcamp, and the Cultivating Small Business program, through which she has built a **strong board of advisors**, including experts in the restaurant industry, business development, marketing, and small business accounting.

The Competition

- **Brassica Cafe** is several blocks away from the VITA, across a major road with a dangerous intersection.
- **Fiore's Cafe** is comparably far from the VITA, has a more traditional bakery menu than Third Cliff's, and inadequate seating.
- **Blue Frog** is a traditional patisserie with no seating.
- **Exodus Bagels** is hyper-focused on bagels. Their coffee program is auxiliary and they have shorter opening hours than Third Cliff with a quarter as much seating.

  All of these businesses have significantly less parking available than Third Cliff.

Business Model

- **Retail Sales** - Counter service will be available seven days per week from 7AM-6PM, accounting for 70-80% of the total projected revenue.

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- **Wholesale** - Select packaged goods (granola, shortbread, etc.) will be sold to artisanal food shops and independent grocers to bolster cashflow in the off-season.
- **Catering** - Utilizing the *Third Cliff Trike* as special event rental available with catering orders, breakfast and special event catering will further bolster cash flow in the off-season.
- **Web Sales** - Leveraging existing systems, Third Cliff will expand reach nationally by offering select items online.
- **Special Events** - After-hours pastry/cake decorating classes, art/performance receptions, community meetings/lectures, supper series with peer tastemakers, and fundraising dinners to support organizations that share our values will boost revenue and further engage the community.
- *Third Cliff Bakery's projected expenses include 20% cost of goods, 40% labor, 5% sales and 15% overhead. They plan to open with 11% debt service and 9% net operating profit, which will initially be reinvested to ease cash flow and support rapid growth within the first few years.*

Values

- **Community** - Third Cliff has already spent several years as a part of the Jamaica Plain community. By putting down roots with its first brick-and-mortar location, Third Cliff will welcome members of community organizations like *Community Servings, The Meeting Point*, and *Ethos*. The cafe will feature the work of local artists on its walls and, as the team grows, Third Cliff will focus on hiring from within the community as well.
- **Quality** - Third Cliff blends classic pastry technique with emerging trends and unusual flavors. The menu features brown butter & cinnamon rice krispie treats and black pepper, cardamom & plum hand pies.
- **Sustainability** - Third Cliff Bakery embraces eco-friendly business practices. Third Cliff currently offers biodegradable straws, composts production scraps, and is always exploring further ways to minimize its environmental impact.
- **Fair Employment** - Third Cliff believes that modern small businesses should be ethically operated. Third Cliff has developed a set of culture and employee documents to ensure all policies and practices are rooted in our values.

Review the supplemental documents for additional information.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 1 employee.

§227.201(F) – RISKS OF INVESTING

Required Statements
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These

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securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials
Our Educational Materials list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$75,000
Offering Deadline	May 31, 2019

Required Statement
If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$4,500	$6420
Leasehold Improvements	$40,000	$50,000

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Pre-operating Overhead	$10,000	$20,000
Furniture, Fixtures, Equipment	$10,000	$15,000
Working Capital	$10,500	$15,580
TOTAL	$75,000	$107,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the **Invest** button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

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§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of equity-alternative revenue notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of equity-alternative revenue notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

INITIAL REVENUE SHARING PERCENTAGE*
3.0% - 4.0%**

INITIAL CAP
1.0×

EARN-OUT REVENUE SHARING PERCENTAGE*
1.0% - 1.3%**

SENIORITY
Subordinated

MATURITY DATE
Jun. 30, 2029

SECURITIZATION
Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale within the stated range (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

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For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Initial Revenue Sharing Percentage	EARN-Out Revenue Sharing Percentage
$75,000	3.00%	1.00%
$83,000	3.30%	1.10%
$91,000	3.50%	1.20%
$101,700	3.80%	1.30%
$107,000	4.00%	1.30%

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:
• The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
• If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
• Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
• By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

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Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.,* other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Margaret Crowley	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

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§227.201(o) – Compensation of the Funding Portal

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(p) – Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(s) – The Company's Financial Condition

Financial Milestones

Our 2016-18 financials reflect the pursuit of our beta goals: to troubleshoot, develop, and experiment while having the flexibility of working at a pay-as-you-go commissary allowing for testing with little risk. From daily street vending with the trike in 2015-16 to launching a wholesale beta in late 2017, the past three years have been full of research and development in a flexible and low-cost environment. As a result, the Brick & Mortar will open with a vault of vetted recipes and well-defined production costs, strong relationships with vendors, and confidence in our ability to hit target Net Operating Profit goals.

§227.201(t) – The Company's Financial Statements

Historical Financial Statements

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Please see Appendix B for historical financial statements

Pro Forma Income Statement

In order to illustrate the future earning potential of the Company, the Company provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

REVENUE	YEAR 1		YEAR 2		YEAR 3	
LINES OF BUSINESS		% of REV		% of REV		% of REV
Catering	$20,979	4%	$31,468	4%	$47,202	5%
Counter service at cafe	$444,717	88%	$702,000	90%	$789,750	88%
Special Events in Cafe	$2,500	0%	$3,000	0%	$3,600	0%
Trike Sales	$8,000	2%	$16,000	2%	$24,000	3%
Web Sales	$3,290	1%	$3,455	0%	$3,627	0%
Wholesale	$23,748	5%	$24,936	3%	$26,183	3%
Total Revenue	**$503,235**		**$780,858**		**$894,362**	
EXPENSES	YEAR 1		YEAR 2		YEAR 3	
COGS		% of REV		% of REV		% of REV
Catering	$3,357		$5,979		$8,496	
Counter service at cafe	$88,943		$133,380		$142,155	
Special Events in Cafe	$525		$570		$648	
Trike Sales	$1,600		$3,040		$4,320	
Web Sales	$428		$656		$653	
Wholesale	$3,800		$4,738		$4,713	
Total COGS	*$98,653*	*20%*	*$148,363*	*19%*	*$160,985*	*18%*
DIRECT LABOR		% of REV		% of REV		% of REV
Hourly Wages	$173,583		$260,374		$312,449	
Payoll Tax & Fees	$26,037		$39,056		$46,867	
Total Direct Labor	*$199,620*	*40%*	*$299,430*	*38%*	*$359,316*	*40%*
SALES EXPENSES		% of REV		% of REV		% of REV
Communications	$2,700		$4,050		$6,075	
Contributions & Donations	$1,020		$1,530		$2,295	
Financial Administration	$10,313		$15,469		$23,204	
Guest/Promotional Comps	$1,020		$1,530		$2,295	
Office supplies & Administration	$6,000		$9,000		$13,500	
Print Materials	$1,320		$1,980		$2,970	
Sales/Marketing Programs	$2,400		$3,600		$5,400	
Travel & Entertainment	$1,020		$1,530		$2,295	
Total Sales Expenses	*$25,793*	*5%*	*$31,579*	*4%*	*$47,369*	*5%*
OVERHEADS		% of REV		% of REV		% of REV
Automobile Expenses	$900		$1,350		$2,025	
Depreciation of Equipment	$4,000		$6,000		$9,000	
Insurance	$6,500		$9,750		$14,625	
Operating Fees, Permits & Licenses	$1,500		$2,250		$3,375	
Rent or Lease	$56,785		$58,170		$59,555	
Utilities (Gas, Electric, Water, Oil)	$7,000		$10,500		$15,750	
Total Overheads	*$76,685*	*15%*	*$88,020*	*11%*	*$104,330*	*12%*
Total Cost of Operations	**$400,750**	**79.63%**	**$567,392**	**72.66%**	**$672,000**	**75.14%**
EBTIDA	**$102,484**	**20.37%**	**$213,466**	**27.34%**	**$222,362**	**24.86%**

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§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.thirdcliffbakery.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

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11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$29,078	$14,942
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$4,066	($2,815)

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

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APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

The Company operates with a very limited scope, offering only quick service food and drink services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

The Company has three years of history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the food service industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Third Cliff Bakery
Balance Sheet
As of December 31, 2018

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand		3,349.70
FREE BUSINESS CKG (XXXXXX 6780)		13,687.03
PayPal Bank		-412.09
Total Bank Accounts	$	**16,624.64**
Accounts Receivable		
Accounts Receivable		521.39
Total Accounts Receivable	$	**521.39**
Other Current Assets		
Uncategorized Asset		1,716.05
Undeposited Funds		413.00
Total Other Current Assets	$	**2,129.05**
Total Current Assets	$	**19,275.08**
TOTAL ASSETS	$	**19,275.08**
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
Shareholder Notes Payable		2,149.50
Total Long-Term Liabilities	$	**2,149.50**
Total Liabilities	$	**2,149.50**
Equity		
Opening Balance Equity		2,871.76
Owner's Equity		-2,296.00
Retained Earnings		9,472.71
Net Income		7,077.11
Total Equity	$	**17,125.58**
TOTAL LIABILITIES AND EQUITY	$	**19,275.08**

Monday, Apr 01, 2019 05:56:40 AM GMT-7 - Accrual Basis

Third Cliff Bakery
Balance Sheet
As of December 31, 2017

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand		1,205.49
FREE BUSINESS CKG (XXXXXX 6780)		9,775.83
PayPal Bank		-177.97
Total Bank Accounts	$	**10,803.35**
Accounts Receivable		
Accounts Receivable		-58.61
Total Accounts Receivable	-$	**58.61**
Other Current Assets		
Uncategorized Asset		1,492.23
Undeposited Funds		129.00
Total Other Current Assets	$	**1,621.23**
Total Current Assets	$	**12,365.97**
TOTAL ASSETS	$	**12,365.97**
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
Shareholder Notes Payable		2,149.50
Total Long-Term Liabilities	$	**2,149.50**
Total Liabilities	$	**2,149.50**
Equity		
Opening Balance Equity		2,871.76
Owner's Equity		-2,128.00
Retained Earnings		5,382.15
Net Income		4,090.56
Total Equity	$	**10,216.47**
TOTAL LIABILITIES AND EQUITY	$	**12,365.97**

Third Cliff Bakery
Profit and Loss
January - December 2018

	Total
Income	
Refunds-Allowances	26.60
Sales	7,203.00
Catering	1,485.00
Online Sales	1,111.66
Point of Purchase	4,081.32
Sales of Product Income	1,769.00
Square Income	3,795.50
Wholesale	7,186.54
Total Sales	**$ 26,632.02**
Uncategorized Income	3,000.00
Total Income	**$ 29,658.62**
Cost of Goods Sold	
Cost of Goods Sold	128.47
Kitchen Labor	864.00
Supplies & Materials - COGS	3,743.79
Dry Goods	3,097.48
Packaging	507.43
Total Supplies & Materials - COGS	**$ 7,348.70**
Total Cost of Goods Sold	**$ 8,341.17**
Gross Profit	**$ 21,317.45**
Expenses	
Advertising	29.01
Bank Charges	164.40
Freight & Delivery	22.35
Insurance - Liability	956.66
Legal & Professional Fees	206.63
Meals and Entertainment	39.69
Office Expenses	121.43
QuickBooks Payments Fees	209.93
Rent or Lease	11,115.75
Farmers Market Rental Fee	296.75
Misc. Vending Fee	60.00
Total Rent or Lease	**$ 11,472.50**
Repair & Maintenance	10.57
Stationery & Printing	33.84
Taxes & Licenses	500.00
Travel	67.55
Uncategorized Expense	9.25
Website	396.53
Total Expenses	**$ 14,240.34**
Net Operating Income	**$ 7,077.11**
Net Income	**$ 7,077.11**

Third Cliff Bakery
Profit and Loss
January - December 2017

		Total
Income		
Sales		2,040.00
Online Sales		1,903.96
Point of Purchase		7,682.76
Sales of Product Income		2,675.00
Square Income		2,996.00
Wholesale		2,452.19
Total Sales	$	**19,749.91**
Total Income	$	**19,749.91**
Cost of Goods Sold		
Cost of Goods Sold		49.81
Supplies & Materials - COGS		1,733.06
Dry Goods		2,814.31
Packaging		425.46
Total Supplies & Materials - COGS	$	**4,972.83**
Total Cost of Goods Sold	$	**5,022.64**
Gross Profit	$	**14,727.27**
Expenses		
Advertising		7.00
Bank Charges		172.09
Freight & Delivery		29.80
Insurance - Liability		603.32
Legal & Professional Fees		36.45
Meals and Entertainment		16.15
Office Expenses		172.08
Rent or Lease		7,199.02
Farmers Market Rental Fee		30.00
Misc. Vending Fee		30.00
Street Vending Fee		230.00
Total Rent or Lease	$	**7,489.02**
Supplies		49.81
Travel		25.01
Uncategorized Expense		1,640.50
Website		395.48
Total Expenses	$	**10,636.71**
Net Operating Income	$	**4,090.56**
Net Income	$	**4,090.56**

Third Cliff Bakery
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income		7,077.11
operations:		0.00
Accounts Receivable		-580.00
Uncategorized Asset		-223.82
operations:	**-$**	**803.82**
Net cash provided by operating activities	**$**	**6,273.29**
FINANCING ACTIVITIES		
Owner's Equity		-168.00
Net cash provided by financing activities	**-$**	**168.00**
Net cash increase for period	**$**	**6,105.29**
Cash at beginning of period		10,932.35
Cash at end of period	**$**	**17,037.64**

Monday, Apr 01, 2019 06:00:43 AM GMT-7

Third Cliff Bakery
Statement of Cash Flows
January - December 2017

		Total
OPERATING ACTIVITIES		
Net Income		4,090.56
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Accounts Receivable		398.00
Uncategorized Asset		-19.66
Prepaid Expenses - Wells Fargo (deleted)		-1,108.94
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**730.60**
Net cash provided by operating activities	**$**	**3,359.96**
FINANCING ACTIVITIES		
Shareholder Notes Payable		1,949.50
Opening Balance Equity		1,133.44
Owner's Equity		-2,128.00
Net cash provided by financing activities	**$**	**954.94**
Net cash increase for period	**$**	**4,314.90**
Cash at beginning of period		6,617.45
Cash at end of period	**$**	**10,932.35**

Monday, Apr 01, 2019 06:01:10 AM GMT-7

I, Margaret Crowley, certify that:

(1) The financial statements of THIRD CLIFF BAKERY LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of THIRD CLIFF BAKERY LLC included in this Form reflects accurately the information reported on the tax return for THIRD CLIFF BAKERY LLC for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature:

DocuSigned by:

Margaret Crowley

F55609B5429C4FA...

Name: Margaret Crowley
Title: Owner, THIRD CLIFF BAKERY LLC

APPENDIX C:
DIRECTORS & OFFICERS BUSINESS EXPERIENCE

Contact

www.linkedin.com/in/meg-crowley-8a5508b (LinkedIn)

Top Skills

Fundraising
Editing
Stewardship

Meg Crowley

Owner/Baker at Third Cliff Bakery
Greater Boston Area

Summary

Specialties: administration, administrative support, database administration, file management, microsoft excel, microsoft office, microsoft powerpoint, microsoft word, organizational skills, recording, spanish, troubleshooting,

---

Experience

Third Cliff Bakery
Owner/Baker
October 2014 - Present
Dorchester, MA

- Operate baking operation at shared commercial kitchen, producing herb shortbread, granola and other rotating items for sale at farmers markets, through online boutique and via coffee trike.
- Run mobile food service business from the Third Cliff Trike on the Rose Kennedy Greenway in downtown Boston, serving coffee drinks and baked goods.
- Strategizing expansion to wholesale partnerships in New England area in 2016.

EdVestors
Development Coordinator
September 2013 - September 2015 (2 years 1 month)
Boston, MA

Combined Jewish Philanthropies
3 years 6 months

Donor Relations and Stewardship Associate
September 2012 - September 2013 (1 year 1 month)
Boston, MA

· Plays a key role in the stewardship of $1,000+ donors to CJP through the management of broad-based communications and special acknowledgement and follow-up opportunities.

· Is responsible for developing stewardship plans for key funding priorities and managing and writing relevant collateral, stories and other supporting information and tools for front-line fundraisers, volunteers and donors.

Donor Relations and Stewardship Assistant
April 2010 - September 2012 (2 years 6 months)
Boston, MA

· Manage acknowledgement process for gifts of $50K+
· Create and maintain inventory of collateral materials for $45 million annual campaign
· Write and edit proposals and stewardship reports to major donors

Colorado and Massachusetts
Production Assistant
December 2007 - August 2011 (3 years 9 months)

· Helps to set up and break down equipment for an on-location shoot.
· Annotates script and observes time code on a multi-day shoot to be edited later.
· Is responsible for overseeing recording throughout show and maintaining files in an organized and manageable system.
· Troubleshoots issues and handles tasks as assigned to support the crew.

BREWING TEA IN A KETTLE OF WAR
Production Assistant
December 2009 - April 2010 (5 months)

· Create and maintain log of financial support for production of film.
· Transcribe footage for cataloguing of film.
· Manage donation and acknowledgement correspondence to further the film's grassroots publicity campaign.

INTERNATIONAL CENTER
Development Intern
October 2009 - April 2010 (7 months)

· Establish donor database using Salesforce cloud computing to organize donor history and expand contact base.
· Maintain tracking reports for major matching program to provide analysis and support budget planning.
· Assist office staff with development projects including annual appeal.

SUMMER SHACK
Food Server and Customer Service Representative

August 2009 - April 2010 (9 months)

· Prepare restaurant for customers by organizing service areas and creating inviting ambiance for meals.

· Serve customers, efficiently manage meal ordering and delivery, effectively handle customer comments and complaints, all while maintaining positive demeanor.

SCG MANGEMENT, CORP
Administrative Assistant
February 2009 - April 2010 (1 year 3 months)

· Maintain vendor files for properties managed to facilitate cost analysis.

· Conduct research to keep the company current on industry growth and product developments.

· Organize and analyze company files to ensure fiscal and operational efficiency.

Education

University of Massachusetts Amherst
Bachelor of Arts, Communication; Certificate Film Studies · (2007)